UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Triad Guaranty, Inc.

(Name of Issuer)

Common Stock

Title of Class of Securities)

895925105

(CUSIP Number)

Calendar Year 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No 895925 10 5	Page 2 of 9

(1)	Names of reporting persons Collateral Holdings, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Alabama
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 2,572,550
(7) Sole dispositive power -0-
(8) Shared dispositive power 2,572,550
(9)	Aggregate amount beneficially owned by each reporting person 2,572,550
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 16.7%
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 895925 10 5	Page 3 of 9

(1)	Names of reporting persons Collat, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Alabama
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 2,572,550
(7) Sole dispositive power -0-
(8) Shared dispositive power 2,572,550
(9)	Aggregate amount beneficially owned by each reporting person 2,572,550
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 16.7%
(12)	Type of reporting person (see instructions) CO

SCHEDULE 13G

CUSIP No. 895925 10 5	Page 4 of 9

(1)	Names of reporting persons William T. Ratliff, Jr.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 93,392
(6) Shared voting power -0-
(7) Sole dispositive power 93,392
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 93,392
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0.61%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 895925 10 5	Page 5 of 9

(1)	Names of reporting persons William T. Ratliff, III
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 324,376
(6) Shared voting power 2,819,068
(7) Sole dispositive power 324,376
(8) Shared dispositive power 2,819,068
(9)	Aggregate amount beneficially owned by each reporting person 3,143,444
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 20.5%
(12)	Type of reporting person (see instructions) IN

Item 1	(a).	Name of Issuer:

Triad Guaranty, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

P O Box 100503 Birmingham, AL 35210

Item 2	(a).	Name of Person Filing:

This Schedule 13G is filed on behalf of Collateral Holdings, Ltd., an Alabama limited partnership (“CHL”), Collat, Inc., an Alabama corporation (“Collat”), William T. Ratliff, Jr. (“Ratliff, Jr.”) and William T. Ratliff III (“Ratliff, III”), (CHL, Collat, Ratliff, Jr. and Ratliff, III are collectively referred to hereinafter as the “Filing Persons”).

CHL is a direct beneficial owners of more than 5% of the common stock of Triad Guaranty, Inc.

CHL

Ratliff, Jr. transferred by gift all outstanding limited partnership interest he owned in CHL during 2012; therefore, Ratliff, Jr. beneficially owns 0% of the outstanding limited partnership interest in CHL. Ratliff, III beneficially owns 13.9% of the outstanding limited partnership interest in CHL.

Collat

Collat is the general partner of CHL. Ratliff, Jr. beneficially owns 0% of the outstanding voting capital stock of Collat. Ratliff, III is president and director of Collat and beneficially owns 50.2% of the outstanding voting capital stock of Collat.

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

CHL, Collat, Inc., William T. Ratliff, Jr. and William T. Ratliff, III have their principal business office at 1900 Crestwood Boulevard, Suite 300, Birmingham, AL 35210

Item 2	(c).	Citizenship:

Not applicable

Item 2	(d).	Title of Class of Securities:

Common Stock, $.01 par value

Item 2	(e).	CUSIP Number:

895925 10 5

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a) Amount beneficially owned:

William T. Ratliff, Jr.

The aggregate amount beneficially owned by William T. Ratliff, Jr. includes zero (0) shares held of record by CHL and 93,392 shares of Triad.

William T. Ratliff, III

The aggregate amount beneficially owned by William T. Ratliff, III, includes 2,575,550 shares held of record by CHL, 2,117 shares held of record by his wife, 7,077 shares held of record in Trusts for his children, 11,760 shares which he could acquire through the exercise of stock options, 74,555 shares of common stock through Ras II, Ltd., a family limited partnership, and 246,518 shares of common stock as 1 of 5 trustees for a Grandchildren’s Trust

(b) Percent of Class:

*

(c) Number of shares to which such person has:

(i) Sole power to vote or to direct the vote:

*

(ii) Shared power to vote or to direct the vote:

*

(iii) Sole power to dispose or to direct the disposition of:

*

(iv) Shared power to dispose or direct the disposition of:

*

“*”	Items (i) – (iv) relating to each Filing Person included in this Schedule 13G are incorporated herein by reference and show, respectively, the beneficial ownership of each Filing Person.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

The Filing Persons have entered into a Joint Reporting Agreement dated February 11, 2013, which is attached hereto as Exhibit A, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13G.

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013

COLLATERAL HOLDINGS, LTD.

By:	s/ Joyce L. Clark
Name:	Joyce L. Clark
Title:	Controller

COLLAT, INC.

By:	/s/ William T. Ratliff, III
Name:	William T. Ratliff, III
Title:	President

WILLIAM T. RATLIFF, Jr.

By:	/s/ William T. Ratliff, Jr.
Name:	William T. Ratliff, Jr.

WILLIAM T. RATLIFF, III

By:	/s/ William T. Ratliff, III
Name:	William T. Ratliff, III

EXHIBIT A

JOINT REPORTING AGREEMENT

In consideration of the mutual covenants herein contained, each of the parties hereto represents to and agrees with each other as follows:

1. Such party is eligible to file a statement or statements on Schedule 13G pertaining to the Common Stock, $.01 par value per share, of Triad Guaranty Inc., a Delaware corporation, to which this agreement is an exhibit, for the filing of the information contained therein.

2. Such party is responsible for the timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein; provided that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

3. Such party agrees that such statement is filed by and on behalf of each such party and that any amendment or amendments thereto will be filed on behalf of each such party.

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated: February 11, 2013

COLLATERAL HOLDINGS, LTD.

By:	/s/ Joyce L. Clark
Joyce L. Clark
Controller

COLLAT, INC.

By:	/s/ William T. Ratliff, III
William T. Ratliff, III
President.

WILLIAM T. RATLIFF, Jr.

By:	/s/ William T. Ratliff, Jr.
William T. Ratliff, Jr.

WILLIAM T. RATLIFF, III

By:	/s/ William T. Ratliff, III
William T. Ratliff, III